February 23, 2006

Ms. Susan Block
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Structured Asset Securities Corporation Registration Statement on Form S-3/A Filed January 19, 2006 File No. 333-129480 (the “Registration Statement”)

Ms. Block:

Thank you for your most recent comments on the Registration Statement of Structured Asset Securities Corporation (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Prospectus Supplements

Important Notice about Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-ii

1.
We reissue our prior comment 15 of our letter dated December 2, 2005. Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but it should not vary. Please revise.

The disclosure has been revised as requested.

Ms. Susan Block
February 23, 2006

Enhancement of Likelihood of Payment on the Certificates, page S-7

Limited Cross-Collateralization, page S-9

2.
We note your response to our prior comment 18 of our letter dated December 2, 2005. Please confirm that this structure will not constitute a series trust as described in Section III.A.2.c of the Regulation AB Adopting Release (Release No. 33-8518) and Item 1101(c)(2)(ii) of Regulation AB.

We confirm, on behalf of the Company, that a multi-subpool structure will not constitute a series trust as described in SEC Release No. 33-8518. As the Commission stated in the Release, a series trust involves “multiple, separate and unrelated transactions in one issuing entity.” The Commission distinguished the series trust structure from a master trust structure, in which although securities are issued at different times they are backed by the same pool of assets, and from the structure contemplated here, which involves “allocating cash flows from various defined subpools within the larger pool to support particular classes but not others, regardless of whether there is any cross-cashflow or collateralization.”

Optional Purchase of the Mortgage Loans, page S-13

3.
The Division of Investment Management (“IM”) has asked us to advise you that, on the basis of the information in your registration statement, it appears that you may be an investment company as defined by the Investment Company Act of 1940 (“1940 Act”). Accordingly, please explain why you should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, you intend to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that each trust’s asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C).

An issuing entity may be exempt from registration under the Investment Company Act of 1940 (the “1940 Act”) by virtue of the exception provided by Section 3(c)(5)(C) of the 1940 Act or in reliance upon Rule 3a-7 thereunder. If the depositor relies on Section 3(c)(5)(C) with respect to any issuing entity, the composition of the pool assets will comply with the interpretations issued by the Division of Investment Management regarding that provision, including (by way of example) the proportion of the pool assets that must constitute mortgage loans or other interests in real estate, the loan-to-value ratios of such mortgage loans, and related matters. If the depositor relies on Rule 3a-7 under the 1940 Act, the issuing entity will comply with the terms of that rule, including (by way of example) the definition of “eligible assets” and the requirement that the securities entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

We confirm, on behalf of the Company, that the optional and mandatory purchase features described under “Description of the Securities - Optional Purchase” and “- Other Purchases” will apply to a series of securities only if the issuing entity is exempt from registration as an investment company under the 1940 Act by virtue of satisfying the requirements of Section 3(c)(5)(C) of the 1940 Act.

Certain disclosure has been added to the prospectus at the request of the Division of Investment Management.

Ms. Susan Block
February 23, 2006

Annexes

4.	Please revise to specifically incorporate the Annex by reference.

The disclosure has been revised as requested.

Base Prospectus - All Loans
The Trust Funds, page 59
The Mortgage Loans, page 61

5.
We note your responses to our prior comments 34 and 39 and we clarify our comment. Please confirm to us that in no eventuality will you use an “index” which is not an index of interest rates for debt, e.g. a commodities or stock index.

We confirm, on behalf of the Company, that indices applicable to the asset-backed securities will be of a type applicable to debt instruments, and will not be based on a securities or commodities index.

6.	Please delete the Consumer Price Index.

The reference to the Consumer Price Index has been deleted.

7.
We note your response to our prior comment 40. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file your agreements as promptly as possible and be in compliance with 1934 Act reporting requirements.

We confirm, on behalf of the Company, that the material provisions of the operative agreements with respect to each offering of securities will be described in the prospectus and prospectus supplement that will be filed pursuant to Rule 424(b) in connection with each takedown. We further confirm, on behalf of the Company, that the finalized agreements will be filed with the Commission as promptly as practicable following the date of issuance. In addition, we confirm, on behalf of the Company, that following each takedown the Company will comply with the reporting requirements of the Securities Exchange Act of 1934 with respect to the related securities.

8.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We confirm, on behalf of the Company, that the Company will file unqualified legality and tax opinions of counsel at the time of each takedown.

Private Mortgage-Backed Securities, page 73

9.
We note your disclosure that if all the conditions for the Private Mortgage-Backed Securities described above are not met, the offering of the relevant Private Mortgage-Backed Securities itself will be registered as a primary offering of such securities under the Securities Act. Please provide bracketed disclosure and tell us how you plan to comply with the requirements of Rule 190(b) under the Securities Act for this possible aspect of the offering and using a shelf registration statement.

Ms. Susan Block
February 23, 2006

The disclosure has been revised as requested. We note that separate forms of prospectus supplement, showing the format of disclosure for an offering of Private Mortgage-Backed Securities, have been included in the registration statement.

Derivatives, page 133

10.
We note your response to our prior comment 99 and your revised disclosure. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

We understand and acknowledge that the definition of asset-backed security in Item 1101 of Regulation AB does not contemplate derivative instruments designed to achieve a synthetic exposure to an asset that is not part of the asset pool, such as a reference pool of assets or an equity or commodity or other index, such that the payments on the asset-backed securities comprise or include payments based primarily on the performance of such a reference pool or external index. The disclosure referenced above with respect to credit default swaps is intended to describe only the type of instrument specifically cited by the Securities and Exchange Commission (the “Commission”) in SEC Release No. 33-8518 as permitted under the new definition of asset-backed security. In footnote 68 of SEC Release No. 33-8518, the Commission stated:

As [an] example of a swap or other derivative permissible in an ABS transaction, a credit derivative such as a credit default swap could be used to provide viable credit enhancement for asset-backed securities. For example, a credit default swap may be used to reference assets actually in the asset pool, which would be analogous to buying protection against losses on those pool assets. The issuing entity would pay premiums to the counterparty (as opposed to the counterparty paying the premiums to the issuing entity). If a credit event occurred with respect to a referenced pool asset, the counterparty would be required to make settlement payments regarding the pool asset or purchase the asset to provide recovery against losses.

The referenced disclosure does not contemplate credit default swaps of a type other than that described in footnote 68 of SEC Release No. 33-8518.

11.
Please further explain to us what you mean by all of the securities issued by an issuing entity are initially owned by the depositor. Please also explain how the securities may be exchanged by the depositor for Primary Assets and whether those will be registered securities.

Ms. Susan Block
February 23, 2006

When an issuing entity is formed by the depositor, the depositor conveys the pool assets (which the depositor will have purchased from the sponsor) to the issuing entity and receives in return all of the securities issued by that issuing entity. This is an exchange of fair market value for the pool assets - the securities have a value at least equal to the assets securitized because they represent 100 percent of the interest in those assets. The depositor then enters into an underwriting agreement pursuant to which, in a firm commitment underwriting, the depositor sells the securities that are to be offered pursuant to the registration statement to the underwriter(s) for the proceeds disclosed in the prospectus. These securities, all of which are rated investment grade by at least one nationally recognized statistical rating organization, are offered to the public in a registered offering and are commonly referred to as registered securities. Securities that are not rated investment grade may be sold to third parties in private placements exempt from registration under Section 4 of the Securities Act of 1933. The cash proceeds of these sales of securities by the depositor are applied to pay the purchase price of the securitized assets and/or any related indebtedness, and to pay expenses of the offering. In some circumstances, it is possible that securities that are not sold to third parties may be transferred to the sponsor, together with cash, in exchange for the pool assets (in order to ensure that the sponsor receives fair market value in exchange for the pool assets). Such a transfer would be effected in a private placement exempt from registration under Section 4 of the Securities Act.

Part II

Signatures

12.	We note your response to our prior comment 53 and your revision. Please also revise to indicate who is signing as the principal executive officer.

The signature page has been revised as requested.

Exhibits

13.
It appears to us that the Form of Pooling and Servicing Agreement for HELOC Certificate Transactions does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

The form of Pooling and Servicing Agreement has been revised as requested.

Ms. Susan Block
February 23, 2006

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4137.

Very truly yours,

/s/ Edward E. Gainor

Edward E. Gainor

Enclosures

cc:	John Stickel
Mark L. Zusy
Joseph Kelly
Ellen Kiernan
Scott Lechner